Exhibit 99.1



                            Explanation of Responses


(1) Mr. Larry N. Feinberg ("Mr. Feinberg") serves as: (i) managing member of Oracle Associates, LLC ("Oracle Associates"), which is general partner of Oracle Partners, L.P. ("Oracle Partners") and certain other investment funds and accounts (together with Oracle Partners, the "Domestic Funds"); and (ii) sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by several investment funds and accounts (including the Oracle Management Inc. Employees Retirement Account) (the "Foreign Funds" and, together with the Domestic Funds, the "Funds"). The shares of common stock, par value $0.10 per share, of the issuer ("Common Stock") to which this note pertains are held directly by the Funds, which Mr. Feinberg may be deemed to beneficially own by virtue of the foregoing relationships. In accordance with instruction 4(b)(iv), the entire number of shares of Common Stock that may be deemed to be beneficially owned by Mr. Feinberg by virtue of such relationships is reported herein. Mr. Feinberg disclaims any beneficial ownership of the securities held by the Funds for purposes of Section 16 of the Securities Exchange Act of 1934, except to the extent of Mr. Feinberg's pecuniary interest.